

October 3, 2013

Via E-mail
Jeffrey Dill, Esq.
Senior Vice President, General Counsel
PBF Energy Inc.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

> **Re:** **PBF Energy Inc.**
> **Registration Statement on Form S-1**
> **Filed August 20, 2013**
> **File No. 333-190725**

Dear Mr. Dill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that in your registration statement you have incorporated by reference your quarterly report on Form 10-Q for the quarter ended June 30, 2013, filed on August 8, 2013. We also note your disclosure in such quarterly report regarding your inventory intermediation agreements with J. Aron. Please revise your disclosure to clarify the business purpose of such agreements. Please also revise your disclosure to disclose all material terms of such agreements, such as a general description of the prices at which J. Aron purchases the intermediate and finished products produced by the Delaware City and Paulsboro refineries, and the prices at which J. Aron sells the products back to PBF Energy Inc.

2.   We note that you have filed the intermediation agreements as Exhibits 10.1 and 10.2 to your quarterly report on Form 10-Q for the quarter ended June 30, 2013. We also note that such agreements make reference to "Transaction Documents" and that some of those documents have not been publicly filed. Please tell us why you do not believe that you are required to file such documents. Please refer to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim at (202) 551-3878 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Todd E. Lenson, Esq.